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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Harbor Global Company Ltd.
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                                (Name of Issuer)

                         Common Stock, par value $0.0025

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G4285W-10-0
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                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 24, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------                     ------------------------------
CUSIP No. G4285W-10-0              SCHEDULE 13D
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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Salomon Brothers Holding Company Inc
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       350,098**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       350,098**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              350,098**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.2%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Salomon Brothers Holding Company Inc and its subsidiaries.


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-----------------------------                       ----------------------------
CUSIP No. G4285W-10-0              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Salomon Smith Barney Holdings Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       356,098**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       356,098**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              356,098**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.3%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Salomon Brothers Holding Company Inc and other subsidiaries of Salomon Smith Barney Holdings Inc.


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--------------------------                        ------------------------------
CUSIP No. G4285W-10-0            SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       371,098**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       371,098**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              371,098**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.6%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by subsidiaries of Salomon Smith Barney Holdings Inc. and other subsidiaries of Citigroup Inc., including 15,000 shares held pursuant to a risk arbitrage strategy.


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SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0025 per share, of Harbor Global Company Ltd. (the "Company"), a Bermuda corporation. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed by (i) Salomon Brothers Holding Company Inc, a Delaware corporation ("Salomon"), by virtue of its beneficial ownership of the Company's Common Stock, (ii) Salomon Smith Barney Holdings Inc., a New York corporation ("SSB Holdings"), by virtue of its ownership of all of the outstanding common stock of Salomon, and (iii) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of SSB Holdings (collectively, the "Reporting Persons," and each a "Reporting Person").

          Attached as Schedule A is information concerning each executive officer and director of Salomon and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

     (b) The address of the principal business and principal place of business of each of Salomon and SSB Holdings is 388 Greenwich Street, New York, New York 10013. The address and principal place of business Citigroup is 399 Park Avenue, New York, New York 10043.

     (c) Salomon and SSB Holdings are holding companies principally engaged, through their subsidiaries, in securities brokerage, asset management and related financial services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

     (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SSB Holdings is a New York corporation. Each of Salomon and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Schedule 13D is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Salomon paid $2,347,000 for the Common Stock acquired in the transaction described in Item 4. of this Schedule 13D. The source of funds was Salomon's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

Salomon purchased (i) 150,000 shares of Common Stock at a cost of $6.78 per share on April 23, 2002 and (ii) 200,000 shares of Common Stock at a cost of $6.65 per share on April 24, 2002, for a total of 350,000 shares (the "Salomon Shares"). The transactions were reported on the National Association of Securities Dealers Automated Quotation System. The purpose of the transactions was to hedge Salomon's risk exposure in connection with a


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derivative strategy that Salomon created for a third party customer (the
"Customer") that is not an affiliate of the Reporting Persons. According to the terms of the agreement between Salomon and the Customer, the derivative strategy can be settled only for cash and the Customer has no right to acquire the Salomon Shares.

The Reporting Persons intend to review the hedging strategy involving the Salomon Shares from time to time. Depending on such review, the Reporting Persons may consider various alternative courses of action. Periodically, the Reporting Persons may determine to purchase additional shares of Common Stock or sell all or part of the Salomon Shares through open-market purchases, privately negotiated transactions or otherwise. Such action is conditioned on prevailing market forces, including, without limitation, price and availability of shares of Common Stock, future evaluations by the Reporting Persons of the risk inherent in holding the Salomon Shares, regulatory requirements, and general stock market and economic conditions.

Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

The percentages calculations in Item 5 of this Schedule 13D are based upon 5,649,311 shares of Common Stock outstanding as of March 26, 2002, as reported in the Company's Form 10-K.

     (a) SALOMON. As of May 6, 2002, Salomon beneficially owns 350,098 shares, or 6.2%, of Common Stock, representing (i) 350,000 shares of Common Stock directly beneficially owned by Salomon and (ii) 98 shares directly beneficially owned by a wholly owned subsidiary of Salomon. Salomon disclaims beneficial ownership of the 15,000 shares of Common Stock beneficially owned by another subsidiary of Citigroup pursuant to a risk arbitrage strategy.

          SSB HOLDINGS. As of May 6, 2002, SSB Holdings indirectly beneficially owns, exclusively through its holding company structure, 356,098 shares, or 6.3%, of Common Stock representing (i) 350,098 shares of Common Stock beneficially owned by Salomon and (ii) 6,000 shares directly beneficially owned by a subsidiary of SSB Holdings in a fiduciary capacity. SSB Holdings disclaims beneficial ownership of the 15,000 shares of Common Stock beneficially owned by another subsidiary of Citigroup pursuant to a risk arbitrage strategy.

          CITIGROUP. As of May 6, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 371,098 shares, or 6.6%, of Common Stock, representing (i) 356,098 shares beneficially owned by subsidiaries of SSB Holdings and (ii) 15,000 shares of Common Stock beneficially owned by another subsidiary of Citigroup pursuant to a risk arbitrage strategy.

     (b) Salomon, SSB Holdings and Citigroup may be deemed to share the voting and dispositive power of 350,098 shares of Common Stock beneficially owned by Salomon. SSB Holdings and Citigroup may be deemed to share the voting and dispositive power of 6,000 shares beneficially owned by a subsidiary of SSB Holdings in a fiduciary capacity. Citigroup may be deemed to share the voting and dispositive power of 15,000 shares of Common Stock beneficially owned by another subsidiary of Citigroup pursuant to a risk arbitrage strategy. This



                                       2
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Schedule 13D is being filed because of SSB Holding's 100% ownership interest in
Salomon and Citigroup's 100% ownership interest in SSB Holding.

     (c) To the best knowledge of the Reporting Persons, none of the individuals named in Schedule A to this Schedule 13D has effected a transaction in shares of Common Stock during the past 60 days. To the best knowledge of the Reporting Persons, and except as described in Item 4. of this Schedule 13D, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

     (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or class, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT     DESCRIPTION

1           Joint Filing Agreement among the Reporting Persons





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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2002


SALOMON BROTHERS HOLDING COMPANY INC

By: /s/ Joseph B. Wollard
    ---------------------
Name: Joseph B. Wollard
Title: Assistant Secretary


SALOMON SMITH BARNEY HOLDINGS INC.

By: /s/ Joseph B. Wollard
    ---------------------
Name: Joseph B. Wollard
Title: Assistant Secretary


CITIGROUP INC.

By: /s/ Joseph B. Wollard
    ---------------------
Name: Joseph B. Wollard
Title: Assistant Secretary


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                                   SCHEDULE A

SALOMON BROTHERS HOLDING COMPANY INC

Name                                Title
----                                -----
Michael A. Carpenter                Director and Executive Officer
Deryck C. Maughan                   Director
Frank Bisignano                     Executive Officer
Michael J. Day                      Executive Officer
Joan Guggenheimer                   Executive Officer
Mark I. Kleinman                    Executive Officer
Thomas G. Maheras                   Executive Officer
Jay Mandelbaum                      Executive Officer
Eduardo G. Mestre                   Executive Officer
Paul Underwood                      Executive Officer
Barbara Yastine                     Executive Officer

                                   SCHEDULE A

CITIGROUP INC.


Name                                Title
----                                -----
C. Michael Armstrong                Director
Alain J.P. Belda                    Director (Brazil)
George David                        Director
Kenneth T. Derr                     Director
John M. Deutch                      Director
The Honorable
Gerald R. Ford                      Honorary Director
Alfredo Harp Helu                   Director (Mexico)
Roberto Hernandez Ramirez           Director (Mexico)
Ann Dibble Jordan                   Director
Reuben Mark                         Director
Michael T. Masin                    Director
Dudley C. Mecum                     Director
Richard D. Parsons                  Director
Andrall E. Pearson                  Director
Robert E. Rubin                     Director and Executive Officer
Franklin A. Thomas                  Director
Sanford I. Weill                    Director and Executive Officer
Arthur Zankel                       Director
Winfried F.W. Bischoff              Executive Officer (United Kingdom and Germany)
Michael A. Carpenter                Executive Officer
Stanley Fischer                     Executive Officer
Thomas Wade Jones                   Executive Officer
Deryck C. Maughan                   Executive Officer (United Kingdom)
Victor J. Menezes                   Executive Officer
Charles O. Prince, III              Executive Officer
William R. Rhodes                   Executive Officer
Todd S. Thomson                     Executive Officer
Robert B. Willumstad                Executive Officer



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                                  EXHIBIT LIST

EXHIBIT           DESCRIPTION

1                 Joint Filing Agreement among the Reporting Persons